Exhibit 99.66

ABAXX TECHNOLOGIES INC.

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2023, AND 2022

(EXPRESSED IN CANADIAN DOLLARS)

Abaxx Technologies Inc.

Condensed Interim Consolidated Statement of Financial Position

(Expressed in Canadian Dollars)

Unaudited

		March 31,	December 31,
	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents		$5,349,349	$4,580,868
Short term investments	3	518,091	5,024,995
Other receivables		401,908	438,592
Prepaid and other assets		406,353	533,908
Convertible note receivables	4	1,290,121	1,290,121
Non-current asset		7,965,822	11,868,484
Investments at fair value	5	1,863,946	2,134,915
Total Assets		$9,829,768	$14,003,399

EQUITY AND LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,744,357	$3,201,116
Loan payable to shareholder	7	1,108,929	-
Total liabilities		4,853,286	3,201,116

Shareholders’ equity
Share capital	8	60,431,024	60,197,678
Contributed surplus	9	6,416,710	5,899,244
Cumulative comprehensive gain		1,749,881	1,759,091
Warrants	10	3,881,098	3,881,098
Deficit		(63,100,357)	(56,978,202)
Total equity of Abaxx Technologies Inc.		9,378,356	14,758,909
Non-controlling interest		(4,401,874)	(3,956,626)
Total shareholders’ equity		4,976,482	10,802,283
Total Shareholders’ equity and liabilities		$9,829,768	$14,003,399

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Approved on behalf of the Board:

/s/ Joshua Crumb, Director

/s/ Scott Leckie, Director

Abaxx Technologies Inc.

Condensed Consolidated Interim Statements of Operations and Comprehensive loss

(Expressed in Canadian Dollars)

Unaudited

		For the three months ended
	Note	March 31, 2023	March 31, 2022

Operating expenses
Research and development		$2,626,149	$1,500,243
Salaries and wages		1,863,693	503,684
Professional fees		358,903	530,784
Travel, marketing and promotion		231,536	384,006
General and administrative		720,152	367,032
Share-based compensation	9	629,789	1,030,646
Total operating expenses		6,430,222	4,316,395
Operating loss for the period		$(6,430,222)	$(4,316,395)
Foreign exchange (loss) gain		(244,684)	115,088
Investment income	3	334	-
Gain (loss) on fair value of short term investments	3	302,588	(37,316)
Other income		75,550	67,363
Loss on investment under equity method	6	-	(287,420)
(Loss) gain on investments at fair value	5	(270,969)	100,778
Fair value gain on distributed assets	6	-	3,672,291
Net loss for period		$(6,567,403)	$(685,611)
Net loss attributable to:
Shareholders of the Company		(6,122,155)	(542,177)
Non-controlling interest		(445,248)	(143,434)
Net loss for period		$(6,567,403)	$(685,611)
Cumulative translation adjustment		(9,210)	(375,931)
Comprehensive loss for the period		$(6,576,613)	$(1,061,542)
Comprehensive loss attributable to:
Shareholders of the Company		$(6,131,365)	$(918,108)
Non-controlling interest		$(445,248)	$(143,434)
Comprehensive loss for the period		$(6,576,613)	$(1,061,542)

Basic & diluted net loss per share	11	$(0.08)	$(0.01)
Basic & diluted weighted avg. number of common shares	11	73,301,980	71,929,035

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Abaxx Technologies Inc.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

		For the three months ended
	Note	March 31, 2023	March 31, 2022
Cash provided by (used in):
Operating Activities
Net loss for period		$(6,567,403)	$(685,611)
Adjustment for:
Share-based compensation	9	629,789	1,030,646
Foreign exchange loss (gain)		249,859	(175,484)
Change in fair value of short term investments	3	(302,588)	37,316
Loss on investment in associate	6	-	287,420
Loss (gain) on investments at fair value	5	270,969	(100,778)
Fair value gain on distributed assets	6	-	(3,672,291)
Changes in operating assets and liabilities:
Other receivables		36,684	45,003
Prepaid expenses		127,555	101,225
Accounts payable and accrued liabilities		298,558	216,583
Loan payable to shareholder	7	1,108,929	-
Net cash used in operating activities		(4,147,648)	(2,915,971)
Investing Activities
Purchase of short term investments	3	-	(4,374,784)
Sale of short term investments	3	4,804,316	516,054
Net cash provided (used) in investing activities		4,804,316	(3,858,730)
Financing Activities
Proceeds from exercise of options	8	121,023	982,608
Receipt of funds held in trust		-	70,000
Receipt of subscription receivables		-	118,750
Net cash provided by financing activities		121,023	1,171,358
Increase (decrease) in cash and cash equivalents		777,691	(5,603,343)
Change in cash related to foreign exchange		(9,210)	(375,931)
Cash and cash equivalents, beginning of period		4,580,868	19,356,950
Cash and cash equivalents, end of period		$5,349,349	$13,377,676

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Abaxx Technologies Inc.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Number of Shares	Common shares	Contributed surplus	Cumulative other comprehensive income (loss)	Warrants	Deficit	Non- Controlling interest	Shareholders’ Equity
Balance, December 31, 2021	71,216,524	$57,091,755	$4,616,291	$672,626	$3,881,098	$(35,624,447)	$(2,696,518)	$27,940,805
Net loss and comprehensive loss for the period	-	-	-	(375,931)	-	(542,177)	(143,434)	(1,061,542)
Exercise of options	1,878,449	2,841,002	(1,858,394)	-	-	-	-	982,608
Settlement of RSUs	21,233	69,997	(69,997)	-	-	-	-	-
Stock based compensation	-	-	1,030,646	-	-	-	-	1,030,646
Dividend to equityholders	-	-	-	-	-	(4,328,053)	-	(4,328,053)
Balance, March 31, 2022	73,116,206	$60,002,754	$3,718,546	$296,695	$3,881,098	$(40,494,677)	$(2,839,952)	$24,564,464

Balance, December 31, 2022	73,235,085	$60,197,678	$5,899,244	$1,759,091	$3,881,098	$(56,978,202)	$(3,956,626)	$10,802,283
Net loss and comprehensive loss for the period	-	-	-	(9,210)	-	(6,122,155)	(445,248)	(6,576,613)
Exercise of options	146,930	233,346	(112,323)	-	-	-	-	121,023
Share-based compensation	-	-	629,789	-	-	-	-	629,789
Balance, March 31, 2023	73,382,015	$60,431,024	$6,416,710	$1,749,881	$3,881,098	$(63,100,357)	$(4,401,874)	$4,976,482

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

1. Nature of operations

Abaxx Technologies Inc. (“Abaxx” or the “Company”) is a company incorporated under the Alberta Business Corporations Act. Its corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and its registered office is located at 855- 2nd Street S.W., Suite 3500, Bankers Hall East Tower, Calgary, Alberta, T2P 4J8. The common shares of the Company are listed on the Aequitas NEO Exchange under the trading symbol “ABXX”.

Abaxx is a technology company engaged in development and deployment of trust enabling internet protocols.

The Board of Directors approved the condensed interim consolidated financial statements on May 15, 2023.

2. Significant accounting policies

The same accounting policies are applied in these condensed interim consolidated financial statements as those disclosed in the notes to the annual consolidated financial statements for the period ended December 31, 2022.

(a) Statement of compliance

These condensed interim consolidated financial statements for the three months ended March 31, 2023, were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2022.

The accounting policies set out below have been applied consistently to the periods presented in these condensed interim consolidated financial statements unless otherwise noted below.

(b) Going concern

These condensed interim Consolidated Financial Statements have been prepared on a going concern basis which presumes that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of its operations.

As of March 31, 2023, the Company had working capital of $3,112,536 (December 31, 2022 – $8,667,3687) and an accumulated deficit of $63,100,357 (December 31, 2022 - $56,978,202). During the period ended March 31, 2023, the Company continued to build infrastructure toward the launch of its exchange and clearing house businesses, and as such used cash in operating activities of $4,147,648 (December 31, 2022 - $15,300,725) resulting primarily from the loss from operations $6,567,403 (December 31, 2022 - $18,362,119) offset by items not affecting cash such as loss on investment in associate and share-based compensation. The Company has insufficient cash on hand to fund its planned operations for the next twelve months. The Company’s ability to continue as a going concern is dependent upon its ability to generate sufficient revenues and positive cash flows from its operating activities and/or obtain sufficient funding to meet its obligations.

The Company will need to obtain further funding in the form of asset sales, issuance of debt, equity or a combination thereof to continue operations for the foreseeable future. There can be no assurance that additional funding will be available to the Company, or, if available, that this funding will be on acceptable terms. If positive operating cash flows are not achieved, or adequate funding is not available, the Company may be required to delay or reduce the scope of any or all of its operations. These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

These condensed interim Consolidated Financial Statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to generate sufficient cash flow from operating and/or financing activities, the carrying value of the Company’s assets could be subject to material adjustments and other adjustments may be necessary to these condensed interim Consolidated Financial Statements should such events impair the Company’s ability to continue as a going concern.

(c) Basis of presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis other than certain of the Company’s financial instruments that are measured at fair value.

The functional currency of the Company is the Canadian dollar which is also the presentation currency of the condensed interim consolidated financial statements.

(d) Accounting standards not yet adopted

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2023 and earlier application is permitted; however, the Company has not early adopted the new and amended standards in preparing these condensed interim consolidated financial statements.

The following new and amended standards did not have a significant impact on the Company’s condensed interim consolidated financial statements as of March 31, 2023.

●	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2).

●	Definition of Accounting Estimates (Amendments to IAS 8).

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS12)

3. Short term investments

The Company held short term investments at the period end and the balances are as follows:

	March 31, 2023	December 31, 2022
Gold investments	$445,688	$4,952,591
GIC investments	72,404	72,404
Total short-term investments	$518,092	$5,024,995

During the period ended March 31, 2023, the Company sold $4,804,316 of its gold investments to cash and recognized $302,588, as a gain on change in fair market value of its gold investments (March 31, 2022, $58,404 loss), in its condensed interim consolidated statement of operations and comprehensive loss. The Company has classified this investment as short-term as it plans to liquidate within the next twelve months.

During the period ended March 31, 2023, the Company recognized investment income of $334 (March 31, 2022, Nil) in its condensed interim consolidated statement of operations and comprehensive loss. The maturity date of GIC investments is March 8, 2024, and they bear interest of 3.5%.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

4. Convertible note receivables

The following schedule presents the changes in the convertible note receivables:

	Smart Crowd	Privacy Code	Total

December 31, 2021, and March 31, 2022	$639,978	$633,900	$1,273,878
December 31, 2022	$594,700	$695,421	$1,290,121
Fair value adjustments	-	-	-
Foreign exchange	-	-	-
March 31, 2023	$594,700	$695,421	$1,290,121

(i)	Smart Crowd Holding Limited.

In September 2018, the Company purchased an unsecured convertible note from an arms-length party, Smart Crowd Holding Limited (“SCHL”) in the amount of USD $140,000 ($181,888).

The note matures on the earlier of i) a liquidity event ii) or the optional conversion date of December 31, 2023.

The liquidity event is defined as any of the following events:

i)	SCHL entered into a binding agreement with an arm’s length third party to acquire beneficial ownership of 50% or more of the voting shares of SCHL;

ii)	SCHL entered into a binding agreement to dispose of assets comprising more than half the value of the assets;

iii)	SCHL resolves to amalgamate with any other company, in a transaction that is in substance the same as those described above; and

vi)	SCHL enters into a listing agreement with a recognized stock exchange.

The convertible note receivable is measured at fair value through profit or loss. As at March 31, 2023, the convertible note receivable was valued at $594,700 (December 31, 2022, $594,700). There was no change in the fair value recognized during the period ended March 31, 2023 (March 31, 2022, Nil). The convertible note has not been repaid or converted into shares as of March 31, 2023.

(ii)	PrivacyCode Inc.

On October 22, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. purchased rights to certain preferred shares from an arm’s length party, PrivacyCode Inc (“PrivacyCode”) in the amount of USD

$500,000 ($622,400).

The convertible note matures on the earlier of i) the liquidity event ii) or the if there is an equity financing the note will automatically convert to preferred shares. The liquidity event is defined as a change of control, a direct listing, or an Initial Public Offering.

The convertible note receivable is measured at fair value through profit or loss. As at March 31, 2023, the convertible note receivable was valued at $695,421, (December 31, 2022, $695,421). There was no change in the fair value recognized during the period ended March 31, 2023 (March 31, 2022, Nil). The convertible note has not been repaid or converted into shares as of March 31, 2023.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

5. Investments at fair value

The following schedule presents the changes in the investments at fair value:

	Pasig & Hudson	AirCarbon	Total
December 31, 2021	$2,026,066	$660,864	$2,686,930
Gain on investment at fair value (ii)	-	100,778	100,778
March 31, 2022	$2,026,066	$761,642	$2,787,708

December 31, 2022	$1,967,894	$167,021	$2,134,915
Loss on investment at fair value (i)	(270,969)	-	(270,969)
March 31, 2023	$1,696,925	$167,021	$1,863,946

(i)	Pasig and Hudson

Pasig and Hudson, a Singapore company, is a private company that provides consulting, advisory, and development services in blockchain and other non-traditional banking solutions.

During the period ended December 31, 2018, the Company purchased 2,699,410 common stock of Pasig and Hudson Private Limited (“P&H”), representing 18% of the outstanding common stock, for total consideration of USD

$600,000 in cash and 1,250,000 of common shares of the Company at a fair value of $500,000.

The Company reports the interest in P&H at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. As at March 31, 2023, the fair value of the Company’s investment in P&H was estimated at $1,696,925, (December 31, 2022, $1,967,894). A fair value change of $270,969 loss was recognized in the carrying amount of investment in P&H during the period ended March 31, 2023 (March 31, 2022, Nil).

(ii)	AirCarbon Pte. Ltd

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired 673,360 Class C preference shares, representing a 2.68% equity voting stake in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600). The Company also acquired an option to purchase a minimum of 1,346,720 additional common shares and when added to the initial investment, up to a maximum of 10% of the issued share capital of AirCarbon, for an agreed price of USD $0.742545 per share. The Company exercised this option on July 14, 2021, by acquiring an additional 1,515,970 class C preference shares for USD $1,125,676 ($1,406,757), increasing Abaxx’s ownership in the company to 7.5% on a fully diluted basis. Subsequent to the exercise of its option in Air Carbon, Abaxx under the terms of an agreement with Base Carbon, transferred 1,488,745 of its Air Carbon shares for cash consideration to Base Carbon at a cost of US$1,105,460 (US$0.742545 per share) resulting in no gain or loss for Abaxx.

The Company recognizes its investment in AirCarbon at fair value with changes in fair value recorded through the Company’s statements of operations and comprehensive loss. The Company does not have significant influence over AirCarbon, it holds less than 20% of the issued shares and shares one director in common on the board of directors.

On September 2, 2022, the Company disposed of 575,585 preference shares for net proceeds of $731,372 (US$561,083). The carrying value on the date of disposal of the preference shares disposed of was $625,748 and the Company realized a gain of $105,624.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

During the period ended March 31, 2023, the Company did not record any change in the fair value of its investment in AirCarbon (March 31, 2022, $100,778).

6. Investment in associate

Base Carbon Inc.

Base (for the Benefit of Air, Sea, Earth) Carbon Inc. (“Base Carbon”) is a globally diversified asset development firm in the business of sourcing, financing, developing, and trading carbon credits. Base Carbon’s mandate is to be the preferred carbon project partner for financing, streaming, technology, and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed as the business was recently launched. Abaxx Technology Crop. was a founding shareholder of Base Carbon and at March 31, 2023, holds approximately 15.8% (December 31, 2022, 15.6%) of shares outstanding that was acquired for $2,490,695. The quoted market value for these shares in Base Carbon at March 31, 2023, was $8,316,041. This value has not been adjusted on the balance sheet due to IFRS equity accounting as an investment in associate.

The Base Carbon Royalty provides that Base Carbon would pay Abaxx a 2.5% royalty for the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 (above or in excess any royalty already paid) to Abaxx. As of March 31, 2023, no amounts have been accrued and no amounts have been recorded as receivable by the Company under the royalty agreement.

Base Carbon continues to be classified as an associate and accounted for under the equity method of accounting as the Company retains significant influence over the financial and operating matters of the associated company.

During the period ended March 31, 2022, the Company distributed 5,091,827 common shares (the “Base Carbon Shares”) of Base Carbon Corp. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”). The Return of Capital was completed in connection with a capital reorganization and the then anticipated completion of Base Carbon’s reverse takeover transaction and listing on the NEO Exchange Inc.

The distribution of the Base Carbon Shares was paid on March 3, 2022, to Abaxx shareholders of record at the close of business on March 1, 2022 (the “Record Date”). The Base Carbon Shares were distributed on a pro rata basis. No fractional shares or cash in lieu thereof (or any other form of payment) were payable in connection with the Return of Capital. Any fractional interests in Base Carbon Shares were rounded down to the nearest whole number of shares. Based upon the number of common shares of Abaxx outstanding, and ignoring the effect of rounding for fractional interests, one (1) Base Carbon Share paid for every fourteen (14) Abaxx common shares held on the Record Date (approximately 0.0714 Base Carbon Shares per Abaxx common share).

Abaxx shareholders were not required to pay for any Base Carbon Shares that were received under this distribution, nor were they required to surrender or exchange any Abaxx common shares in order to receive the Base Carbon Shares, or to have taken any other action in connection with the distribution. After the completion of the Return of Capital, Abaxx holds 19,339,593 common shares of Base Carbon.

The Company accounted for the return of capital at a fair value of $4,328,053 and this resulted in a fair value gain on distributed assets of $3,672,291 during the period ended March 31, 2022.

During the period ended March 31, 2023, the Company recorded a share of loss in associate of $Nil, (March 31, 2022, $287,240).

Subsequent to the period ended March 31, 2023, the Company received an unsecured loan from Base Carbon Corp., for $750,000 and this loan is repayable by October 15, 2023, and it bears interest at 9% per annum.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

7. Loan payable to shareholder

During the period ended March 31, 2023, the Company received $1,102,939 (March 31, 2022, Nil) in advance from a shareholder and related party. The loan bears interest at 7% per annum and has accrued $5,990 interest during the period ended March 31, 2023, (March 31, 2022, Nil). The loan is unsecured and repayable by December 31, 2023. Subsequent to the quarter end, the Company has repaid $190,249 of the loan to the shareholder.

8. Share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid. Common shares issued are as follows:

	Number of common shares	Amount
Balance, December 31, 2021	71,216,524	$57,091,755
Exercise of stock options	1,878,449	2,841,002
Settlement of RSUs	21,233	69,997
Balance, March 31, 2022	73,116,206	$60,002,754

Balance, December 31, 2022	73,235,085	$60,197,678
Exercise of stock options	146,930	233,346
Balance, March 31, 2023	73,382,015	$60,431,024

9. Contributed surplus

Stock options:

The Company had the following stock option transactions for the period ended March 31, 2023, and March 31, 2022:

	Number of stock options	Weighted average exercise price
Balance, December 31, 2021	6,512,812	$1.59
Exercised	(1,878,449)	$0.84
Balance, March 31, 2022	4,634,363	$1.90
Balance, December 31, 2022	5,673,484	$2.02
Exercised	(146,930)	$0.82
Balance, March 31, 2023	5,526,556	$2.08

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

The following table reflects the stock options issued and outstanding as of March 31, 2023:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (periods)	Number of options outstanding	Number of options exercisable
1-Oct-23	$0.49	0.50	329,916	329,916
1-Oct-23	$1.24	0.50	546,074	546,074
1-Feb-24	$0.49	0.84	6,692	6,692
1-Feb-24	$1.24	0.84	109,215	109,215
1-Apr-25	$0.68	2.01	139,081	139,081
1-Apr-25	$1.24	2.01	26,966	26,966
1-Jun-25	$0.99	2.17	82,291	82,291
14-Dec-23	$1.00	0.71	1,582,016	1,582,016
1-Nov-27	$3.48	1.15	200,000	200,000
22-Jun-24	$3.65	1.23	120,000	120,000
22-Jun-24	$3.70	1.23	50,000	33,330
22-Aug-24	$3.65	1.40	830,000	553,278
13-Dec-24	$3.65	1.71	415,000	276,639
1-May-25	$1.50	2.09	25,000	8,333
31-Dec-27	$2.50	4.76	1,133,000	377,666
			5,595,252	4,391,497

Restricted share units:

The Company established a restricted stock unit plan (“RSU Plan”) which was approved by the Company’s shareholders. The RSU Plan, which is administered by the Board of Directors, is intended to provide an incentive and retention mechanism to foster the interest of eligible directors, officers, employees and consultants of the Company in the success of the Company.

Awards granted under the RSU Plan shall be settled at the sole discretion of the Company, either: (i) through the issue from treasury of the number of RSU shares represented by such vested award; or (ii) in the case of awards in respect of RSU shares that are common shares, through the purchase on the secondary market by the Company of the number of RSU shares represented by such vested award and delivery to such RSU holder.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

Outstanding, December 31, 2021	110,653
Granted (i), (ii), (iii)	875,051
Settlement in common shares (note 7 (xii), (xiii))	(21,233)
Outstanding, December 31, 2022	964,471
Outstanding, December 31, 2022	964,471
Granted (i)	10,384
Outstanding, March 31, 2023	974,856

(i)	In March 2022, the Company granted 10,384 restricted stock units to two employees of the Company. This grant of RSUs vested on grant at March 31, 2022. Each vested RSU entitles the holder to acquire one common share of the Company. The shares issued upon such RSU settlement shall be issued as fully paid and non-assessable shares, each RSU is valued at market price of $2.31 per share.

During the period ended March 31, 2023, share based compensation totaling $629,789, (March 31, 2022, $1,030,646) was recognized in the condensed consolidated interim statement of operations and comprehensive loss in connection with stock options and RSUs.

10. Warrants

Warrants transactions summarized for the period ended March 31, 2023, and 2022, are as follows:

	Number of warrants	Amount
Balance, December 31, 2021,	3,253,293	$3,881,098
Balance, December 31, 2022, and March 31, 2023	3,253,293	$3,881,098

Subsequent to the quarter end, the 3,253,293 outstanding warrants expired on May 14, 2023. These warrants were part of a May 14, 2021, public offering of common shares that entitled the shareholder to purchase one additional common share at an exercise price of $5.10 on or before May 14, 2023.

11. Loss per share

For the period ended March 31, 2023, and 2022, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders and the weighted average number of common shares outstanding. Diluted loss per share did not include the effect of stock options, restricted share units or warrants, as they are anti-dilutive.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

	For the three months ended
	March 31, 2023	March 31, 2022
Basic loss per common share
Net loss attributable to common shareholders	$(6,122,155)	$(542,177)
Weighted average number of common shares outstanding	73,301,980	71,929,035
Basic loss per common share	$(0.08)	$(0.01)
Diluted loss per common share
Net loss attributable to common shareholders	$(6,122,155)	$(542,177)
Weighted average number of common shares outstanding	73,301,980	71,929,035
Adjustments to average shares due to share-based options and others	-	-
Weighted average number of diluted common shares outstanding	73,301,980	71,929,035
Diluted loss per common share	$(0.08)	$(0.01)

12. Capital risk management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

●	to maximize shareholders, return through enhancing the share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.

The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, reserves, non-controlling interest, cumulative other comprehensive loss, and deficit, which totaled $4,976,482 as of March 31, 2023, (December 31, 2022, $10,802,283).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. There were no changes in the Company’s approach to capital risk management during the period ended March 31, 2023, and the Company is not subject to any externally imposed capital requirements.

13. Related party transactions

The Company considers key management to be officers and directors. During the period ended March 31, 2023, $89,150 (March 31, 2022, $84,200) of fees were incurred from key management and companies controlled by or related to key management.

Key management and directors received $138,036 and $125,858 respectively in share-based compensation during the period ended March 31, 2023 (March 31, 2022, $79,800 and $58,129 respectively).

During the period ended March 31, 2022, the Company distributed common shares in Base Carbon, an associate entity, to shareholders of the Company. See note 6 for transactions with the Company’s investment in associate.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

Subsequent to the period ended March 31, 2023, the Company received a loan of $750,000 from Base Carbon, an associate entity and see note 6 for transactions with the Company’s investment in associate.

During the period ended March 31, 2023, the Company received $1,102,939 (March 31, 2022, Nil) in advance from a shareholder and related party. See note 7 for transactions with the shareholder and related party.

14. Commitments

Royalty Payments

During the period ended December 31, 2019, the Company entered into a Royalty Agreement (“Royalty”) with its subsidiary Abaxx Singapore. The Royalty payment contains the following terms:

●	Abaxx Singapore will accrue and pay a royalty equal to 2% of gross revenue to the Company, payable quarterly as of April 1, 2019, continuing in perpetuity until the obligation is relinquished by the Company.

●	The amounts payable become due to the Company after Abaxx Singapore generates positive earnings before income tax and depreciation of USD$25,000,000 in a calendar period.

●	There is no interest accrued on royalty payments accrued and not yet paid.

As of March 31, 2023, Abaxx Singapore has not achieved any revenue and as such no amounts have been accrued in the condensed interim consolidated financial statements.

In addition, the Royalty permits the Company to purchase an increase in the royalty payments by 1% for USD$10,000,000 by February 1, 2024.

As of March 31, 2023, the Company has not made any payments to Abaxx Singapore to increase the royalty earnings percentage.

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx.

Transfer of Intellectual Property and License Agreement

The Company has developed proprietary digital technology and intellectual property for application to exchange trading and clearing for commodities and financial products including liquid natural gas as well as other tradable commodities and applications. (“Exchange Technology”).

During the period ended December 31, 2019, the Company entered into a Master Licensing Agreement (“MLA”) with its majority owned affiliate Abaxx Singapore. As a result of this agreement, the Company was assigned exclusive title rights of use as well as the sub-license rights to the Exchange Technology by way of a master license agreement.

The Company maintains ownership of the intellectual property licensing in the MLA.

Abaxx Singapore has agreed to pay the Company earnings if in the future it sub-licenses the Exchange Technology, in which case as a result of the MLA royalty fees would be as follows:

●	An amount equal to 20% of revenues on the first USD$2,000,000

●	An amount equal to 10% of revenues on the next USD$3,000,000

●	An amount equal to 5% of revenue on any excess revenue

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

Payments from Abaxx Singapore under these agreements are due monthly to the Company. As of March 31, 2023, no amounts have been accrued by Abaxx Singapore and no amounts have been recorded as receivable by the Company under either a royalty agreement or the MLA.

The Company has not recorded the benefits under either of these agreements as an asset due to the intellectual property being still under development, no revenues have been generated and commercial viability of the Exchange Technology has not yet been determined.

As of the period ended March 31, 2023, this agreement does not have any impact on the condensed interim consolidated financial statements of the Company.

Contingency

The Company is a party to the claims & litigation arising in the normal course of business. Due to the inherent uncertainties of litigation and/or the early stage of certain proceedings, the final outcomes of all ongoing litigation and claims cannot be predicted with certainty and the amount of any potential losses cannot be estimated reliably. The resolution of any future matters could materially affect the Company’s financial position, results of operations or cash flows.

As part of the December 14, 2020, reverse takeover with New Millennium Iron Corp., the Company took on a legacy legal claim and this is a lawsuit filed by a former NML consultant in the amount of $1,500,000. The Company believes that the consultant was appropriately compensated and is contesting this claim.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of this action will not have a material adverse effect on the condensed interim consolidated financial condition or the condensed interim consolidated cash flows of the Company. However, because of the factors listed above, as well as other uncertainties inherent in litigation, there is a possibility that the ultimate resolution of the legal action may be material to the Company’s condensed interim consolidated results of operations for any reporting period.

15. Segment information

The Company operates in a single segment, being the development and deployment of trust enabling Internet protocols. As at March 31, 2023, and 2022, the Company’s core assets, intellectual property, and development work, is conducted in Singapore.

16. Subsequent event

On April 26, 2023, the Company announced it established an ATM Program which will allow the Company to issue, at its discretion, common shares (the “Common Shares”) of the Company having an aggregate offering price of up to $30,000,000 to the public from time to time through the Agent.

Distributions of Common Shares pursuant to the ATM Program, if any, will be made in accordance with the terms of an equity distribution agreement dated April 26, 2023 (the “Equity Distribution Agreement”) entered into by the Company and the Agent. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and December 4, 2023, unless terminated earlier in accordance with the terms of the Equity Distribution Agreement. Common Shares issued under the ATM Program will be issued from treasury and distributed directly on the NEO Exchange (the “NEO”), or such other recognized marketplaces to the extent permitted, at prevailing market prices at the time of sale, all in accordance with the terms of the Equity Distribution Agreement.

Abaxx Technologies Inc.

Notes to Condensed Interim Consolidated financial statements

For the three month ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

The Company intends to use the net proceeds from the ATM Program for general corporate and working capital requirements, including to fund ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time and to complete future acquisitions or for other corporate purposes.

Sales of Common Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, as sales made directly on the NEO or any other recognized Canada “marketplace” within the meaning of National Instrument 21- 101 – Marketplace Operation. Since the Common Shares distributed pursuant to the ATM Program, if any, will be distributed to the public at prevailing market prices at the time of sale, prices may vary among purchasers and during the period of distribution. In connection with the ATM Program, the Company has filed a prospectus supplement dated April 26, 2023 (the “Prospectus Supplement”) to its base shelf prospectus dated November 4, 2021 (the “Shelf Prospectus”). Further details of the ATM Program are set out in the Prospectus Supplement. The Prospectus Supplement, Shelf Prospectus and Equity Distribution Agreement are each available under the Company’s issuer profile on SEDAR at www.sedar.com.